SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  -------------

                                    FORM 11-K

                                  -------------


[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
        EXCHANGE ACT OF 1934

                    For the fiscal year ended June 30, 1997

                                       OR

[ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
        EXCHANGE ACT OF 1934

For the transition period from __________________ to ____________________


                         Commission file number 0-24040

                           --------------------------


                      PENN FEDERAL SAVINGS BANK 401(k) PLAN


                        PennFed Financial Services, Inc.
                              622 Eagle Rock Avenue
                       West Orange, New Jersey 07052-2989

PENN FEDERAL SAVINGS BANK 401(k) PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------


                                                                       Page
                                                                       ----

INDEPENDENT AUDITORS' REPORT                                            1-2

FINANCIAL  STATEMENTS  AS OF JUNE 30,  1997
   AND 1996 AND FOR THE YEAR ENDED JUNE 30, 1997:

   Statements of Net Assets Available for Benefits                       3

   Statement of Changes in Net Assets Available for Benefits             4

   Notes to Financial Statements                                        5-7

SUPPLEMENTAL SCHEDULES AS OF AND FOR THE
   YEAR ENDED JUNE 30, 1997:

   Schedule of Assets Held for Investment Purposes (Item 27a)            8

   Schedule of Reportable Transactions - Transactions or Series of
     Transactions in Excess of 5% of Current Value of Plan Assets
     (Item 27d)                                                          9



Supplemental Schedules not included herein are omitted due to the absence of conditions under which they are required.

INDEPENDENT AUDITORS' REPORT


Penn Federal Savings Bank
401(k) Plan Trustees
West Orange, New Jersey

We have audited the accompanying statements of net assets available for benefits of Penn Federal Savings Bank 401(k) Plan (the "Plan") as of June 30, 1997 and 1996, and the related statement of changes in net assets available for benefits for the year ended June 30, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

Except as explained in the following paragraph, we conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As permitted by Section 2520.103-8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, investment assets held by Merrill Lynch Trust Company, the trustee of the Plan, and transactions in those assets were excluded from the scope of our audit of the Plan's 1996 financial statements, except for comparing the information provided by the trustee, which is summarized in Note E, with the related information included in the financial statements.

Because of the significance of the information that we did not audit, we are unable to, and do not, express an opinion on the Plan's financial statements as of June 30, 1996. The form and content of the information included in the 1996 financial statements, other than that derived from the information certified by the trustee, have been audited by us and, in our opinion, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 1997, and the changes in net assets available for benefits for the year then ended in conformity with generally accepted accounting principles.

Our audit of the Plan's financial statements as of and for the year ended June 30, 1997, was made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of Plan management. These schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements for the year ended June 30, 1997, and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.




/s/Deloitte & Touche
--------------------
Deloitte & Touche
April 6, 1998

PENN FEDERAL SAVINGS BANK 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
JUNE 30, 1997 AND 1996


                                                            1997           1996
                                                         ----------     ----------
ASSETS:
  Investments, at fair value:
    Investments held by Merrill Lynch Trust Company:
      Growth Fund for Investment and Retirement ....     $  903,038     $  632,798
      Global Allocation Fund .......................        580,426        439,514
      Basic Value Fund .............................        623,600        414,614
      Capital Fund .................................        459,131        352,334
      Corporate Intermediate Bond Fund .............        267,052        280,359
      Ready Asset Trust Fund .......................        257,354        276,044
      CMA Money Fund ...............................         18,404         87,663
    PennFed Financial Services, Inc. Stock .........         13,652             --
  Participant loans receivable .....................         91,857         61,590
                                                         ----------     ----------

               Total investments ...................      3,214,514      2,544,916
                                                         ----------     ----------
  Receivables:
    Other accrued income ...........................             56            142
                                                         ----------     ----------

               Total receivables ...................             56            142
                                                         ----------     ----------

NET ASSETS AVAILABLE FOR BENEFITS ..................     $3,214,570     $2,545,058
                                                         ==========     ==========


The accompanying notes are an integral part of these financial statements.

PENN FEDERAL SAVINGS BANK 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED JUNE 30, 1997

                                                                        Participant Directed
                                      -----------------------------------------------------------------------------------------
                                        Growth                                                                         PennFed
                                       Fund for                                          Corporate                    Financial
                                      Investment     Global       Basic                    Inter-        Ready        Services,
                                                                                                                         Inc.
                                         and       Allocation     Value      Capital       mediate        Asset         Common
                                      Retirement      Fund         Fund        Fund       Bond Fund     Trust Fund      Stock
                                      ---------    ---------    ---------    ---------    ---------     ---------     ---------

NET INCREASE (DECREASE) IN
  NET ASSETS AVAILABLE FOR
  BENEFITS:
  Additions to fund:
    Employer's contributions .....    $  18,957    $  12,575    $  12,866    $  12,936    $   5,861     $   5,589     $     535
    Participants' contributions ..       90,869       49,621       52,821       54,128       30,600        45,135           163
                                      ---------    ---------    ---------    ---------    ---------     ---------     ---------

           Total contributions ...      109,826       62,196       65,687       67,064       36,461        50,724           698


    Interest income ..............         --           --           --           --           --            --            --
    Investment  income ...........       53,123       42,262       27,859       34,193       16,688        13,031          --
    Net appreciation
      in fair value of investments      107,440       35,898      101,360       41,504        1,801          --             125
                                      ---------    ---------    ---------    ---------    ---------     ---------     ---------

          Total additions ........      270,389      140,356      194,906      142,761       54,950        63,755           823
                                      ---------    ---------    ---------    ---------    ---------     ---------     ---------
  Deductions from fund:
    Payments to participants .....       40,242       39,818       22,541       47,432       20,917        28,754          --
                                      ---------    ---------    ---------    ---------    ---------     ---------     ---------

          Total deductions .......       40,242       39,818       22,541       47,432       20,917        28,754          --
                                      ---------    ---------    ---------    ---------    ---------     ---------     ---------
NET INCREASE PRIOR TO
  INTER-FUND TRANSFERS ...........      230,147      100,538      172,365       95,329       34,033        35,001           823


INTER-FUND TRANSFERS .............       40,093       40,374       36,621       11,468      (47,340)      (53,691)       12,829
                                      ---------    ---------    ---------    ---------    ---------     ---------     ---------

NET INCREASE (DECREASE) ..........      270,240      140,912      208,986      106,797      (13,307)      (18,690)       13,652

NET ASSETS AVAILABLE FOR
   BENEFITS, BEGINNING OF YEAR ...      632,798      439,514      414,614      352,334      280,359       276,044          --
                                      ---------    ---------    ---------    ---------    ---------     ---------     ---------
NET ASSETS AVAILABLE FOR
  BENEFITS, END OF YEAR ..........    $ 903,038    $ 580,426    $ 623,600    $ 459,131    $ 267,052     $ 257,354     $  13,652
                                      =========    =========    =========    =========    =========     =========     =========

PENN FEDERAL SAVINGS BANK 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED JUNE 30, 1997 (continued)


                                       Participant      Other           CMA Money
                                           Loans     Unallocated           Fund            Total
                                         ----------     ----------      ----------      ----------
NET INCREASE (DECREASE) IN
  NET ASSETS AVAILABLE FOR
  BENEFITS:
  Additions to fund:
    Employer's contributions .....       $     --       $     --        $     --        $   69,319
    Participants' contributions ..             --             --              --           323,337
                                         ----------     ----------      ----------      ----------

           Total contributions ...             --             --              --           392,656


    Interest income ..............            1,060            (86)           --               974
    Investment  income ...........             --             --               302         187,458
    Net appreciation
      in fair value of investments             --             --              --           288,128
                                         ----------     ----------      ----------      ----------

          Total additions ........            1,060            (86)            302         869,216
                                         ----------     ----------      ----------      ----------
  Deductions from fund:
    Payments to participants .....             --             --              --           199,704
                                         ----------     ----------      ----------      ----------

          Total deductions .......             --             --              --           199,704
                                         ----------     ----------      ----------      ----------

NET INCREASE PRIOR TO
  INTER-FUND TRANSFERS ...........            1,060            (86)            302         669,512

INTER-FUND TRANSFERS .............           29,207           --           (69,561)           --
                                         ----------     ----------      ----------      ----------

NET INCREASE (DECREASE) ..........           30,267            (86)        (69,259)        669,512

NET ASSETS AVAILABLE FOR
   BENEFITS, BEGINNING OF YEAR ...           61,590            142          87,663       2,545,058
                                         ----------     ----------      ----------      ----------
NET ASSETS AVAILABLE FOR
  BENEFITS, END OF YEAR ..........       $   91,857     $       56          18,404       3,214,570
                                         ==========     ==========      ==========      ==========

                                      -4-

The accompanying notes are an integral part of these financial statements.

PENN FEDERAL SAVINGS BANK 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
A.    PLAN DESCRIPTION

      The following description of the Penn Federal Savings Bank 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

      1. Plan Agreement - The Plan was established January 1, 1990 as a defined contribution plan. Employees become eligible to participate in the Plan on January 1, April 1, July 1, or October 1, immediately after obtaining age twenty and one-half and completing three months of service, working 1,000 hours at Penn Federal Savings Bank (the "Bank").

      2.   Contributions

            (a) Salary Deferral Contributions - An eligible employee may elect to have a percentage of compensation contributed to this Plan on a pre-tax salary reduction basis. A participant may elect to defer between 1% and 15% of their compensation under a Salary Reduction Agreement to the Plan. Additionally, participants may contribute an amount not to exceed 10% of compensation on an after tax basis and may allocate their contributions to six different investment funds and to the common stock of PennFed Financial Services, Inc. In no event can the total amount deferred exceed $9,500 (adjusted annually).

            (b) Matching Employer Contributions - Pursuant to an amendment approved by the Bank's Board of Directors, the employer matching contribution is a discretionary matching contribution that varies between 25% and 100% of the participant's contribution (subject to certain limitations) depending on the Bank's financial performance.

            (c) Vesting - Participants are always vested with respect to their contributions plus actual earnings thereon. Pursuant to an amendment approved by the Bank's Board of Directors, vesting with respect to the Bank's contributions will be 20% per year of service and 100% vesting after 5 years.

      Effective October 1, 1991, a resolution of the Board of Directors was passed allowing nondiscriminatory participant loans from the Plan. Loans are made for hardship situations only. Each loan must be adequately secured and the loan repayment must be made before any distribution of retirement benefits.

B.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Basis of Presentation - The financial statements of the Plan are presented on the accrual basis of accounting.

      Investment Valuation and Income Recognition - Investments in mutual funds consisting of the Basic Value Fund, Capital Fund, CMA Money Fund, Corporate Intermediate Bond Fund, Global Allocation Fund, Growth Fund for Investment and Retirement, and the Ready Asset Trust Fund and investments in PennFed Financial Services, Inc. common stock are recorded at market value as determined by quoted market prices.

      Purchases and sales of securities are recorded as of the settlement date. There were no material unsettled trades at June 30, 1997 or 1996. Interest income is recorded on the accrual basis. Participant loans receivable are valued at cost which approximates fair value.

      Participant Accounts - Under the trusteeship of Merrill Lynch Trust Company participants may designate their contributions to be invested in any of the following six funds and common stock:

      1. Basic Value Fund - The investment objective of the Fund is to seek capital appreciation and, secondarily, income by investing primarily in equity securities.

      2. Capital Fund - The investment objective of the Fund is to maximize total investment return by shifting emphasis among equity, debt and convertible securities.

      3. Corporate Intermediate Bond Fund - The investment objective of the Fund is to seek current income. The Fund anticipates that under normal circumstances, the majority of its assets will be invested in fixed-income securities, including convertible and nonconvertible debt securities and preferred stock.

      4. Global Allocation Fund - The investment objective of the Fund is to seek a high total investment return utilizing United States and foreign equity, debt and money market securities; the combination of which will vary from time to time both with respect to types of securities and markets in response to changing market and economic trends.

      5. Growth Fund for Investment and Retirement - The investment objectives of the Fund are to seek growth of capital and, secondarily, income by investing in a diversified portfolio of equity securities.

      6. Ready Assets Trust Fund - The investment objectives of the Fund are to seek preservation of capital, liquidity and current income by investing in a diversified portfolio of short-term money market securities.

      7. PennFed Financial Services, Inc. Common Stock - Allows the participants in the Plan to direct the investment of all or a portion of the assets in their Plan accounts to the common stock of PennFed Financial Services, Inc. (the holding company of Penn Federal Savings
           Bank).

      Benefit Payments - Participants or their designated beneficiary, may elect to receive benefit distributions in either one lump-sum payment; or equal monthly, quarterly, or semi-annual installments, equal to the total value of their separate accounts upon termination of employment, disability or death. If the election is in installments, the account will either be segregated and separately invested by the trustees, or invested in a nontransferable annuity policy.

      During employment and in the event of financial hardship, participants may request payments of their account value; however, this distribution cannot exceed the amount required to relieve the hardship. Such payment is subject to approval by the Plan administrator.

      Benefits Payable - Net assets available for benefits included benefits of $276,987 and $294,653 due to participants who have withdrawn from participation in the Plan, but were not yet paid as of June 30, 1997 and 1996, respectively.

      Administrative Expenses - The Bank has elected to pay administrative expenses on the behalf of the Plan.

      Forfeitures - Forfeitures (the portions of terminated participants' accounts in which they did not have a vested interest) will be used to reduce future Bank contributions.

C.    PLAN TERMINATION

      Although it has not expressed any intention to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. If the Plan is terminated, all participants automatically become 100% vested in their accounts.

D.    INVESTMENT INCOME

      The Plan is valued at least quarterly and participants' accounts are credited with a proportional share of investment income. Additionally, investments are priced daily.

E.    TRUSTEE CERTIFICATION

      The Trustee, Merrill Lynch Trust Company, has certified to the Plan that the following unaudited information is complete and accurate as it pertains to the assets it holds and transactions it made for the Plan year ended June 30, 1996.

      1.    Fair value of investments:

                                                                          1996
                                                                       ---------
           Investments held by Merrill Lynch Trust Co.:
             Growth Fund for Investment and Retirement                 $ 632,798
             Global Allocation Fund                                      439,514
             Basic Value Fund                                            414,614
             Capital Fund                                                352,334
             Corporate Intermediate Bond Fund                            280,359
             Ready Asset Trust Fund                                      276,044
             CMA Money Fund                                               87,663


F.    TAX STATUS

      The Plan is intended to be qualified under Section 401(a) of the Internal Revenue Code of 1986 (the "Code") and is intended to be exempt from taxation under Section 501(a) of the Code. No provision of income taxes has been included in the Plan's financial statements. The Plan received a favorable IRS determination letter dated December 7, 1995.

                                     ******

PENN FEDERAL SAVINGS BANK 401(k) PLAN

ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
JUNE 30, 1997
--------------------------------------------------------------------------------------------------------------------------------


                                                                          Number                                       Current
                            Description                                  of Units                 Cost                   Value
                            -----------                                  --------                 ----                   -----
Investments managed by Merrill Lynch Trust Company:
  Mutual Funds and Equity:
    Growth Fund for Investment and Retirement                            34,180.081           $    693,707          $    903,038
    Global Allocation Fund                                               37,206.805                508,646               580,426
    Basic Value Fund                                                     17,375.327                463,928               623,600
    Capital Fund                                                         13,563.702                391,567               459,131
    Corporate Intermediate Bond Fund                                     23,528.794                266,516               267,052
    Ready Asset Trust Fund                                              257,354.000                257,354               257,354
    CMA Money Fund                                                       18,404.000                 18,404                18,404
  PennFed Financial Services, Inc. Stock                                                            13,527                13,652
                                                                                              ------------          ------------
                                                                            501.000

                                                                                                 2,613,649            3,122,657
Personal loans with interest rates of
    8% to 10 3/4%, with due dates ranging from
    1997 to 2026                                                                                    91,857               91,857
                                                                                              ------------          -----------

                                                                                              $ 2,705,506           $ 3,214,514
                                                                                              ============          ===========

PENN FEDERAL SAVINGS BANK 401(k) PLAN

ITEM 27(d) - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED JUNE 30, 1997
-----------------------------------------------------------------------------------------------------------------------------------

          (a)                          (b)                          (c)              (d)               (g)              (i)
                                                                                                                        Net
                                                                  Purchase        Selling                               Gain
Identity of Party        Description of Assets                      Price           Price             Cost             (Loss)
-----------------        ---------------------                      -----           -----             ----             ------
Merrill Lynch            Growth Fund for Investment
                           and Retirement                      $   241,645       $      -          $      -           $    -


Merrill Lynch            Global Allocation Fund                     158,238             -                 -                -


Merrill Lynch            Basic Value Fund                           148,490             -                 -                -


Merrill Lynch            CMA Money Fund                             431,994             -                 -                -


Merrill Lynch            CMA Money Fund                                   -       501,253           501,253                0



Note: The above series of transactions exceed in the aggregate 5% of the Plan's net assets available for benefits at the beginning of the year ended June 30, 1997.

                                  EXHIBIT INDEX


  Exhibit
  Number
  ------

    23                    Consent of Deloitte & Touche LLP